UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Indiana Community Bancorp
(formerly Home Federal Bancorp) (Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

454674 102
(formerly 436926 10 9) (CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 454674 102

1	NAME OF REPORTING PERSON	John K. Keach, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	73,352
	6	SHARED VOTING POWER	97,029
	7	SOLE DISPOSITIVE POWER	73,352
	8	SHARED DISPOSITIVE POWER	97,029
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		107,381 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.0%
12	TYPE OF REPORTING PERSON (See Instructions)		IN

Item 1.
	(a)	Indiana Community Bancorp (formerly Home Federal Bancorp)
	(b)	501 Washington Street, Columbus, Indiana 47201

Item 2.
	(a)	John K. Keach, Jr.
	(b)	c/o Indiana Community Bancorp, 501 Washington Street, Columbus, Indiana 47201
	(c)	United States of America
	(d)	Indiana Community Bancorp Common Stock, without par value
	(e)	454674 102 (formerly 436926 10 9)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
NA

Item 4.	Ownership
(a) 170,381
(b) 5.0%
(c) (i) 73,352
(ii) 97,029
(iii) 73,352
(iv) 97,029

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2010
Date

By:	/s/ John K. Keach, Jr.
John K. Keach, Jr.